Aluminum Corporation of China Limited

September 11, 2023

Via EDGAR

Mr. Kyle Wiley and Mr. Christopher Dunham
Disclosure Review Program
Division of Corporation Finance
United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549
United States of America

Re:	Aluminum Corporation of China Limited
Form 20-F for Fiscal Year Ended December 31, 2022
Filed April 25, 2023
File No. 001-15264

Dear Mr. Wiley and Mr. Dunham:

This letter is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated August 4, 2023, relating to the Annual Report of Aluminum Corporation of China Limited (“the Company”) on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”), which was filed with the Commission on April 25, 2023. The Company expresses its appreciation to the Staff for taking the time to review the 2022 Form 20-F, and for providing the helpful comments.

The Company has filed today, via EDGAR, this letter with the Commission. The Company has responded, to the extent relevant, to each of the Staff’s comments by providing responses in this letter, or providing an explanation if the Company has not fully responded to the comment.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment. The page numbers in the responses refer to the page numbers appearing on the bottom of 2022 Form 20-F.

United States Securities and Exchange Commission Division of Corporation Finance Disclosure Review Program Mr. Kyle Wiley and Mr. Christopher Dunham

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 139

1.	We note your disclosures on pages iii, iv, vi, and 139. Please confirm, if true, that you are controlled by the State-owned Assets Supervision and Administration Commission of the State Council of China by virtue of the SASAC’s total ownership of your controlling shareholder. Please also briefly explain the State Council of China and the SASAC’s role as governmental entities.

Response:

The Company confirms that the State-owned Assets Supervision and Administration Commission of the State Council of China (the “SASAC”) has controlling financial interest in the Company by virtue of the SASAC’s 31.90% indirect equity ownership in the Company through Aluminum Corporation of China (“Chinalco”), the Company’s controlling shareholder.

The State Council of China is the executive body of the supreme organ of state power of the People's Republic of China. The SASAC is a special commission directly under the State Council of China. Pursuant to the authorization of the State Council of China and in accordance with the Company Law of the PRC, Law on State-owned Assets of the PRC and other relevant laws and administrative regulations, the SASAC is responsible for exercising the functions and powers of an investor in central state-owned enterprises, including exercising economic and voting rights. Except for exercising the functions and powers of an investor, the SASAC shall not interfere with the ordinary course operation of central state-owned enterprises.

2.	We note that your principal subsidiaries provided in Note 1 to your consolidated financial statements indicates that you have a subsidiary in Hong Kong. Please note that Item 16I(b) requires that you provide disclosures for yourself and all of your consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

United States Securities and Exchange Commission Division of Corporation Finance Disclosure Review Program Mr. Kyle Wiley and Mr. Christopher Dunham

•	With respect to (b)(3), (b)(4), and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

Response:

The Company respectfully advises the Staff that the Company’s subsidiary in Hong Kong is not subject to the disclosure requirements under Item 16I(b). As required by Item 16I of Form 20-F, “[an] identified foreign issuer that uses a variable-interest entity or any similar structure that results in additional foreign entities being consolidated in the financial statements [emphasis added] of the registrant is required to provide the [relevant] disclosures for itself and its consolidated foreign operating entity or entities.” The Company’s Hong Kong subsidiary has been consolidated to the Company’s financial statements because it is wholly-owned by the Company through shareholding, and not through variable-interest entity or any similar structure.

The Company further advises that all the entities consolidated in the Company’s financial statements are owned by the Company through direct or indirect shareholding, and the Company did not and does not have any variable-interest entity or similar structure that would result in additional foreign entities being consolidated in its financial statements. Accordingly, the Company respectfully advises that only the Company, as the identified foreign issuer, is subject to the disclosure requirements under Item 16I(b).

3.	Please supplementally describe the materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your disclosure under paragraphs (b)(2) and (3).

Response:

The Company respectfully advises the Staff that Chinalco, the largest shareholder of the Company, directly and indirectly owned 31.90% of the Company’s issued share capital, among which 29.43% was directly owned by the Company, and 2.47% was indirectly owned via its 100% owned entities Baotou Aluminum Co., Ltd., Chinalco Asset Operation and Management Co., Ltd. and Aluminum Corporation of China Overseas Holdings Limited. The Company confirmed Chinalco’s direct shareholding in the Company by reviewing the Company’s shareholder register, and confirmed Chinalco’s indirect shareholding in the Company by reviewing the Company’s shareholder register and the shareholding information of Baotou Aluminum Co., Ltd., Chinalco Asset Operation and Management Co., Ltd. and Aluminum Corporation of China Overseas Holdings Limited, the latter of which is publicly available on the National Enterprises Credit Information Publicity System of the PRC.

As advised by Jincheng Tongda & Neal, the PRC counsel of the Company, Chinalco is the controlling shareholder of the Company under the Company Law of the PRC, by virtue of its ability to exercise significant influence on the resolutions of the Company’s shareholders meeting even though it holds less than 50% of the Company’s shares.

United States Securities and Exchange Commission Division of Corporation Finance Disclosure Review Program Mr. Kyle Wiley and Mr. Christopher Dunham

4.	We note your disclosure at page 139 that eight of your directors are “members of the Chinese Communist Party.” Please further identify each “official” of the Chinese Communist Party as required by Item 16I(b)(4) of the Form 20-F.

Response:

The Company respectfully advises the Staff that none of the Company’s directors who are members of the Chinese Communist Party is considered as an “official” of the Chinese Communist Party because none of them held or is holding any official position in any governmental authority or public institution. The Company further advises that Mr. Liu Jianping, former chairman and executive director of the Company, resigned from all positions in the Company on July 19, 2023 due to work arrangement, as disclosed in the Form 6-K furnished to the Commission by the Company on July 19, 2023.

5.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to identify whether the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Response:

The Company respectfully advises the Staff that, with respect to the Company’s executive directors, the Company had reviewed (i) the questionnaire completed by each executive director as part of the annual compliance procedures, and (ii) their official biography contained in their “Dang’an” (referring to a permanent dossier or archival system that maintain certain official records of citizens of mainland China) and record of their membership with the Chinese Communist Party maintained by the Company. These underlying documents specify each of the Company’s executive director’s position, if any, in the committee(s) of the Chinese Communist Party. With respect to the Company’s non-executive directors or independent non-executive directors, the Company had reviewed (i) the questionnaire completed by each non-executive director or independent non-executive director as part of the annual compliance procedures and (ii) the affidavit of each non-executive director or independent non-executive director. Based on such review, the Company noted that no current director of the Company held or is holding any official position in any governmental authority or public institution. Hence, our directors are not considered as officials of the Chinese Communist Party.

In addition, the Company advises that, as submitted in the response to Question 2, the consolidated foreign operating entities of the Company are not subject to the disclosure requirements under Item 16I(b).

United States Securities and Exchange Commission Division of Corporation Finance Disclosure Review Program Mr. Kyle Wiley and Mr. Christopher Dunham

6.	With respect to your disclosure pursuant to Item 16I(b)(5), please confirm that your Articles of Association contain one or more charters of the Chinese Communist Party, or the text of any such charters, and tell us the text of such charters. We also note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party other than those outlined in your response.

Response:

The Company respectfully advises the Staff that other than the provisions set forth in the table below, which either mentions the charter of the Chinese Communist Party or adopts some text from the charter of the Chinese Communist Party, the current Articles of Association of the Company on Form 6-K furnished to the SEC on June 20, 2023 does not contain wording from any charter of the Chinese Communist Party. The Company further advises that, as submitted in the response to Question 2, the consolidated foreign operating entities of the Company are not subject to the disclosure requirements under Item 16I(b).

Articles	Provisions
1

To safeguard the legitimate rights and interests of Aluminum Corporation of China Limited (the “Company”), its shareholders and creditors, and to regulate the organization and activities of the Company, the Company formulated the Articles of Association in accordance with laws and regulations such as the Company Law of the People’s Republic of China (the “Company Law”), the Securities Law of the People’s Republic of China (the “Securities Law”), the Constitution of the Communist Party of China (the “Party Constitution”), the Special Regulations of the State Council on the Overseas Offer and Listing of Shares by Joint Stock Limited Companies (the “Special Regulations”), the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas, the Guidelines on Articles of Association of Listed Companies, the Code of Corporate Governance for Listed Companies in China, the rules governing the listing of shares or securities on the stock exchanges on which the Company’s Shares are listed (including the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the New York Stock Exchange) (the “Relevant Listing Rules”).

12	In accordance with the relevant regulations of the Party Constitution and the Company Law, organizations of the Communist Party of China (hereinafter the “Party”) shall be established; the Party Committee shall play the leadership role, providing direction, managing the overall situation and promoting implementation. The working organs of the Party shall be established, equipped with sufficient staff to deal with Party affairs and provided with sufficient funds to operate the Party organization.
103	The Company shall set up the Committee of the Communist Party of China of Aluminum Corporation of China Limited (the “Party Committee”), consisting of one secretary, one to two deputy secretary and several members. Eligible members of the Party Committee may serve as members of the Board of Directors, the Supervisory Committee and senior management through statutory procedures, while eligible Party members of the Board of Directors, the Supervisory Committee and senior management may also serve as members of the Party Committee pursuant to relevant provisions and procedures. Meanwhile, the Company shall also set up a disciplinary committee in accordance with the provisions, which shall consist of one secretary and several members.

United States Securities and Exchange Commission Division of Corporation Finance Disclosure Review Program Mr. Kyle Wiley and Mr. Christopher Dunham

104

The Party Committee shall fulfil the following responsibilities in accordance with the Constitution of the Communist Party of China and other regulations as prescribed by the Party:

(1) To ensure and supervise the Company’s implementation of policies and guidelines of the Party and the State, and implement major strategic decisions of the Central Committee of the Party and the State Council, as well as important work arrangements of the Party organizations of higher levels.

(2) To strengthen its leadership and gate keeping role in the process of selection and appointment of personnel, and adhere to the principle of the Party supervising the performance of officials while ensuring the lawful selection by the Board of Directors of the senior management and the lawful exercise of the power of the senior management in the employment of personnel.

(3) To research and discuss the reform, development and stability of the Company, major operational and management issues and major issues concerning employees’ interests, and provide comments and suggestions; to support the Shareholders’ General Meeting, the Board of Directors, the Supervisory Committee and the senior management in performing their duties in accordance with law, and support the employee representatives’ meeting in carrying out its work.

(4) To undertake the main responsibility of comprehensive and strict Party management; to lead the Company’s ideological and political work, the united front work, the spiritual civilization construction, the corporate culture cultivation as well as the work of groups such as the labor union and the Communist Youth League; to lead the construction of the Party’s working style and its clean and honest administration, and support the discipline inspection committee in earnestly performing its supervisory responsibilities.

(5) To strengthen the Company’s grassroots Party organizations and their team building, give full play to the role of the Party branches as strongholds and to the role of the Party members as pioneers and fine examples, and unite and lead officials and employees to devote themselves into the reform and development of the Company.

(6) To handle other important matters within the scope of duties of the Party Committee.

113	Before making decision on significant matters of the Company, the Board of Directors shall seek advice of the Party Committee.

* * *

United States Securities and Exchange Commission Division of Corporation Finance Disclosure Review Program Mr. Kyle Wiley and Mr. Christopher Dunham

If you have any questions or wish to discuss the foregoing, please contact us or the Company’s U.S. counsel, Mr. Ching-Yang Lin of Sullivan & Cromwell (Hong Kong) LLP at +852-2826-8606 or via e-mail at linc@sullcrom.com. Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Ge Xiaolei
Ge Xiaolei
Chief Financial Officer and
Secretary to the Board

cc:	Ching-Yang Lin, Esq., Partner
Chun Wei, Esq., Of Counsel
(Sullivan & Cromwell (Hong Kong) LLP)